UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36117 CUSIP Number: 461147100
(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

inTEST Corporation

Full Name of Registrant

N/A

Former Name if Applicable

804 East Gate Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Mt. Laurel, New Jersey, 08054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

inTEST Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “2023 Form 10-K”) within the prescribed time period without unreasonable effort or expense.

As disclosed in the Company’s Current report on Form 8-K, filed with the Securities and Exchange Commission on March 12, 2024, the Board of Directors (the "Board") of the Company, after consultation with the Company's management and upon the recommendation of the Audit Committee of the Board, concluded that the Company's previously issued Quarterly Report on Form 10-Q, for the quarter ended September 30, 2023 (the “Restated Period”), filed with the SEC on November 9, 2023 (the "Form 10-Q"), should no longer be relied upon due to certain errors identified by the Company.

The Company has determined that it will prepare and file amendments to the Form 10-Q in order to restate the consolidated financial statements and disclose material weaknesses identified during the Restated Period. Given the scope of the process to prepare the restatement and related disclosure for the Restated Period, the Company requires additional time to prepare its financial statements for the fiscal year ended December 31, 2023 and other disclosures in the 2023 Form 10-K and the Company’s auditor requires additional time to complete its audit of the financial statements included in the 2023 Form 10-K. Therefore, the Company is unable to complete and file the 2023 Form 10-K by the required due date of March 15, 2024. The Company continues to dedicate significant resources to the 2023 Form 10-K and does expect to file such report within fifteen calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard N. Grant, Jr.	(856)	505-8800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

inTEST Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2024	/s/ Richard N. Grant, Jr.
	Name:	Richard N. Grant, Jr.
	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).